Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

March 31, 2016

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three months ended March 31, 2016. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 15.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 12.

The effective date of this MD&A is May 5, 2016.

March 31, 2016	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

March 31, 2016	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the First Quarter 2016

•	Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.21 per 200,000 hours worked for the three months ended March 31, 2016.

•	Oyu Tolgoi recorded revenue of $422.7 million in Q1’16, an increase of 18.9% over Q4’15, reflecting higher gold prices partially offset by lower volumes of concentrate sales.

•	Turquoise Hill generated operating cash flow before interest and taxes of $195.4 million during Q1’16.

•	For Q1’16, Turquoise Hill reported income from continuing operations attributable to shareholders of $118.9 million.

•	In Q1’16, concentrator throughput increased 3.1% over Q4’15 resulting in average throughput of approximately 106,000 tonnes per day for the quarter.

•	Concentrate production in Q1’16 was consistent with Q4’15 resulting from increased throughput and strong copper grades.

•	Copper production in Q1’16 reached a quarterly high increasing 0.5% over Q4’15.

•	As expected, gold production in Q1’16 declined approximately 30% over Q4’15 due to lower grades and the near-completion of mining in phase 2 of the open pit.

•	For Q1’16, Oyu Tolgoi’s C1 costs were $0.02 per pound of copper and all-in sustaining costs were $0.62 per pound of copper.

•	Given stronger-than-expected Q1’16 gold production Turquoise Hill has increased 2016 gold in concentrates guidance to 255,000 to 285,000 ounces from 210,000 to 260,000 ounces.

•	Sales contracts have been signed for approximately 95% of Oyu Tolgoi’s expected 2016 concentrate production.

•	In Q1’16, the capital estimate of the 2016 feasibility study was completed.

•	Turquoise Hill expects the notice to proceed decision for underground construction in Q2’16.

•	In March 2016, Oyu Tolgoi surpassed 2.0 million tonnes of concentrate shipped.

•	Turquoise Hill’s cash and cash equivalents at March 31, 2016 were approximately $1.5 billion.

March 31, 2016	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Mar-31 2016	Dec-31 2015	Sep-30 2015	Jun-30 2015
Revenue
Copper-gold concentrate	$422.7	$355.6	$431.7	$421.3
Total revenue	$422.7	$355.6	$431.7	$421.3

Net income from continuing operations attributable to owners	$118.9	$179.7	$44.0	$49.9
Income (loss) from discontinued operations attributable to owners	-	(8.7)	(22.8)	(25.0)
Net income (loss) attributable to owners of Turquoise Hill	$118.9	$171.0	$21.2	$24.9

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.06	$0.09	$0.02	$0.02
Discontinued operations	-	-	(0.01)	(0.01)
Total	$0.06	$0.09	$0.01	$0.01
Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.06	$0.09	$0.02	$0.02
Discontinued operations	-	-	(0.01)	(0.01)
Total	$0.06	$0.09	$0.01	$0.01

	Mar-31 2015	Dec-31 2014	Sep-30 2014	Jun-30 2014
Revenue
Copper-gold concentrate	$426.2	$670.6	$491.6	$459.5
Total revenue	$426.2	$670.6	$491.6	$459.5

Net income (loss) from continuing operations attributable to owners	$67.1	$144.2	$43.9	$20.1
Loss from discontinued operations attributable to owners	29.1	(9.6)	(137.9)	(12.2)
Net income (loss) attributable to owners of Turquoise Hill	$96.2	$134.6	$(94.0)	$7.9

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	-	(0.07)	(0.01)
Total	$0.04	$0.07	$(0.05)	$-

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	-	(0.07)	(0.01)
Total	$0.04	$0.07	$(0.05)	$-

March 31, 2016	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

In Q1’16, the Company recorded net income attributable to owners of Turquoise Hill of $118.9 million or $0.06 per share compared with net income of $96.2 million or $0.04 per share in Q1’15.

Operating cash flows before interest and taxes in Q1’16 were $195.4 million compared with $105.3 million in Q1’15, reflecting continued production and delivery cost improvements and effective working capital management.

Capital expenditure on property, plant and equipment was $55.9 million on a cash basis in Q1’16, attributed to both underground pre-start and sustaining capital activities.

Turquoise Hill’s cash and cash equivalents at March 31, 2016 were approximately $1.5 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project. On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility for underground development provided by a syndicate of international financial institutions, export credit agencies representing the governments of Canada, the United States and Australia and 15 commercial banks.

Q1’16 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.21 per 200,000 hours worked for the three months ended March 31, 2016.

March 31, 2016	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for Q1’16 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

Revenue ($ in millions of dollars)	426.2	421.3	431.7	355.6	422.7	1,634.8

Concentrates sold (‘000 tonnes)	167.7	189.8	226.0	236.2	213.1	819.8

Revenue by metals in concentrates ($ in millions of dollars)

Copper	190.2	220.3	224.5	194.6	202.0	829.6

Gold	232.3	197.4	202.8	156.4	216.2	788.9

Silver	3.6	3.6	4.4	4.6	4.5	16.2

Cost of sales ($ in millions of dollars)	257.9	225.7	252.2	239.2	207.9	975.0

Production and delivery costs	173.9	147.4	159.4	149.7	125.9	630.4

Depreciation and depletion	83.9	78.2	92.8	89.6	82.0	344.5

Capital expenditure on cash basis ($ in millions of dollars)	24.3	35.1	29.3	27.5	55.9	116.2

Royalties	21.9	49.8	24.1	25.0	22.7	120.8

Cash operating costs ($ in millions of dollars)**	218.9	284.6	222.5	236.6	191.8	962.6

Unit costs ($ per pound of copper)**

C1	0.09	0.73	0.40	0.88	0.02	0.57

All-in sustaining	0.96	1.26	1.52	1.56	0.62	1.37

* Any financial information in this MD&A should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.

** Please refer to Section 13 – NON-GAAP MEASURES – on page 13 of this MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Revenue of $422.7 million in Q1’16 increased 18.9% over Q4’15 reflecting higher gold prices partially offset by lower volumes of copper-gold concentrate sales. First quarter concentrate sold of 213,100 tonnes decreased 9.8% over Q4’15 reflecting the impact of the Lunar New Year public holidays in Mongolia and China.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. Q1’16 cost of sales were $207.9 million (Q1’15: $257.9 million) reflecting the beneficial impact of production and operating cost improvements, savings on external services and labour as well as lower depreciation and depletion per tonne of concentrate sold due to higher production volumes.

Capital expenditure, on a cash basis, for Q1’16 was $55.9 million (Q1’15: $24.3 million) attributed to both underground pre-start and sustaining activities of $22.5 million and $33.4 million respectively. Sustaining capital expenditure includes the tailings storage facility and deferred stripping.

Total cash operating costs at Oyu Tolgoi in Q1’16 were $191.8 million, reflecting production and operating cost improvements. The 5% royalty payable to the Government of Mongolia is reflected as a cash operating expense; deferred stripping costs are not included in cash operating expense. Oyu Tolgoi administrative costs were $27.7 million reflecting reductions to headcount and external services.

Oyu Tolgoi’s C1 costs in Q1’16 were $0.02 per pound, compared with $0.88 per pound in Q4’15. The decrease was mainly due to favourable gold credits from higher prices and volumes, combined with cash cost reductions.

All-in sustaining costs in Q1’16 were $0.62 per pound, compared with $1.56 per pound in Q4’15. The decrease was mainly due to gold credits and cash cost improvements, and lower charge relating to provisions for non-current stockpiles.

March 31, 2016	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q1’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	91,771

Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	34,537

Average mill head grades:

Copper (%)	0.52	0.69	0.75	0.69	0.70	0.67

Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.78

Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.56

Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	788.5

Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	25.6

Production of metals in concentrates:

Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	202.2

Gold (‘000 ounces)	86	238	123	207	144	653

Silver (‘000 ounces)	184	297	388	355	395	1,223

Sales of metals in concentrates:

Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	201.3

Gold (‘000 ounces)	200	177	200	160	175	737

Silver (‘000 ounces)	219	245	334	360	305	1,158

Metal recovery (%)

Copper	86.8	88.6	86.4	88.4	85.6	87.6

Gold	71.6	75.6	76.4	74.2	72.2	74.4

Silver	65.4	70.6	73.0	70.8	66.4	69.9

In Q1’16, concentrator throughput increased 3.1% over Q4’15 resulting in average throughput of approximately 106,000 tonnes per day for the quarter, exceeding nameplate capacity of 100,000 tonnes per day. Concentrate production in Q1’16 remained high resulting from increased throughput and strong copper grades. Copper production in Q1’16 reached a quarterly high increasing 0.5% over Q4’15. As expected, gold production in Q1’16 declined approximately 30% over Q4’15 due to lower grades and the near-completion of mining in phase 2 of the open pit.

Preparation for underground development

Following the filing of revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began in parallel with completion of the capital estimate, which was finalized in Q1’16. Pre-start activities include ramp-up of the owners’ and engineering, procurement and construction management teams, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground development mining activity. Tendering activities are in progress for major work packages to support the development schedule subject to a formal ‘notice to proceed’ approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi (Notice to Proceed). Appointments to roles in the underground team are well underway, with key staff starting in Q1’16. Turquoise Hill expects the Notice to Proceed decision for underground construction in Q2’16.

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

March 31, 2016	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At March 31, 2016, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.0 billion, including accrued interest of $0.9 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at March 31, 2016, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $248.3 million.

Operational outlook

Given stronger-than-expected Q1’16 gold production reflecting the mine accessing more of the high-grade gold benches lower in phase 2 of the open pit, the Company has increased 2016 gold in concentrates guidance to 255,000 to 285,000 ounces from 210,000 to 260,000 ounces. Mining of the phase 2 gold core is expected to be complete in Q2’16. The Company continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates for 2016.

Sales contracts have been signed for approximately 95% of Oyu Tolgoi’s expected 2016 concentrate production.

B.	CORPORATE ACTIVITIES

Management change

In January 2016, Turquoise Hill announced the appointment of Brendan Lane as Vice President, Operations and Development effective February 1, 2016. Mr. Lane brings 25-years of industry experience including metallurgical, mine engineering and commercial roles at Rio Tinto, Anglo American and BHP Billiton.

C.	CORPORATE ADMINISTRATIVE EXPENSES

Corporate administrative expenses. Corporate administrative costs in Q1’16 were $4.6 million, an increase of $1.1 million from Q1’15, mainly due to higher consulting and advisory costs in relation to advancing underground development.

4.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2016, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.5 billion, consolidated working capital (inclusive of cash and cash equivalents) of $1.6 billion and an accumulated deficit of $4.4 billion.

March 31, 2016	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Cash flow

Operating activities. A total of $195.4 million of cash was generated from operating activities before interest and tax in Q1’16, reflecting cost improvements as Oyu Tolgoi continued to optimize operations and working capital efficiencies.

Investing activities. Cash used in investing activities totalled $51.7 million in Q1’16. Property, plant and equipment purchases of $55.9 million related to both Oyu Tolgoi underground pre-start and sustaining activities (including deferred stripping and construction of tailings storage facility). Capital expenditure was partly offset by proceeds from divestments.

Financing activities. There was no significant financing activity in Q1’16.

Liquidity and capital resources

As of December 31, 2015, Oyu Tolgoi has signed a $4.4 billion project finance facility for the purposes of developing the underground mine. Please refer to Section 3.A – OYU TOLGOI – on page 6 of this MD&A.

In March 2016, Oyu Tolgoi signed amendments to extend the existing secured $200.0 million revolving credit facility with five banks (originally signed in March 2015). Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The facility matures on the earlier of: September 19, 2016, and the date on which draw down is made under the $4.4 billion project finance facility. At March 31, 2016, no amounts had been drawn down on the facility.

Turquoise Hill believes that, based on its current cash position, cash generated from operation of Oyu Tolgoi, the project finance facility, and the $200.0 million revolving credit facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	March 31, 2016	December 31, 2015

Financial Assets
Cash and cash equivalents	$1,482,195	$1,343,878
Available for sale: Long-term investments	13,832	18,902
Cost method: Long-term investments	115	115
Loans and receivables:
Trade and other receivables	57,487	12,210
Due from related parties	3,064	3,623

Financial Liabilities
Trade and other payables	160,330	166,766
Payable to related parties	30,554	34,801

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

●	Long-term investments – Fair values of freely tradable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair

March 31, 2016	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

values of long-term investments with trading restrictions have been determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, Canada and Europe.

Turquoise Hill is exposed to United States interest-rate risk with respect to the variable rates of interest receivable on cash and cash equivalents.

5.	SHARE CAPITAL

As at May 5, 2016, the Company had a total of:

●	2,012,314,469 common shares outstanding;

●

1,771,965 incentive stock options outstanding, with a weighted average exercise price of C$14.51 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$6.83 to C$23.75 per share.

6.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES – on page 9 of this MD&A.

Copper market

Commodity prices are a key driver of Turquoise Hill’s earnings. In mid-March, copper prices peaked at a four-month high of $2.31 per pound, in line with broader commodity improvements, as the U.S. dollar weakened and sentiment improved. By mid-April, copper prices had eased to $2.09 per pound amid weaker sentiment. Near-term price risks are assessed as balanced with a mixed macroeconomic backdrop countered by the usual seasonal demand improvement in the second quarter.

The China Smelters Purchasing Team cut its Q2’16 treatment and refining charges (TC/RC) floor price by 15% to $85/8.5, in line with the lower spot market. Spot TC/RCs are at $85-90/8.5-9 after moving up from $75-80/7.5-8.5. Reported Chinese cathode stocks have risen by approximately 125,000 tonnes since early March to approximately 1.2 million tonnes, but remain balanced to low relative to demand.

Gold prices have fluctuated in line with the U.S. dollar and expectations of monetary policy tightening, edging down marginally, from a calendar year 2016 high of $1,270 per ounce in early March to $1,257 per ounce by mid-April.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, and a portion of its expenses are incurred in local currencies. Foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s financial performance.

March 31, 2016	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

7.	OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended March 31, 2016, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.	CONTRACTUAL OBLIGATIONS

As at March 31, 2016, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2015.

9.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2015.

10.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2016 and have therefore not been applied in preparing the condensed interim consolidated financial statements. The standards and interpretations which are not yet effective are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2015.

11.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2015 and in its Annual Information Form (AIF) dated March 15, 2016 in respect of such period.

12.	RELATED-PARTY TRANSACTIONS

Transactions with Rio Tinto

As at March 31, 2016, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2015: 50.8%).

March 31, 2016	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

(Stated in $000’s of dollars)	March 31 2016	December 31, 2015

Cash and cash equivalents (i)	$741,300	$740,537
Due from related parties	3,064	3,623
Payable to related parties:
Management services payment (ii)	(7,512)	(5,972)
Cost recoveries (iii)	(23,042)	(28,829)
	713,810	709,359

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Three Months Ended March 31,
	2016	2015

Interest income on demand deposits (i)	$738	$246
Costs recoveries - Turquoise Hill	236	1,100

Management services payment (ii)	(7,512)	(7,191)
Costs recoveries - Rio Tinto (iii)	(7,537)	(8,653)
	$(14,075)	$(14,498)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.3 million, earning interest at rates equivalent to those offered by financial institutions.

(ii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment (MSP) to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the percentage applied to capital costs of the underground development is 1.5%, and the percentage applied to operating costs and capital related to current operations is 3%.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

13.	NON-GAAP MEASURES

The Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with a greater understanding of performance and operations at Oyu Tolgoi.

Cash operating costs

The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with useful information about the underlying cash costs of Oyu Tolgoi

March 31, 2016	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these products.

Turquoise Hill’s principal metal product is copper and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2016	December 31, 2015	March 31, 2015	December 31, 2015
Production and delivery	125,956	149,648	173,944	630,413
Change in inventory	(2,373)	7,182	(36,827)	(29,444)
Other operating expenses	76,877	113,209	93,543	452,539
Less:
- Impairment / write-down of inventory	(13,477)	(36,033)	(16,381)	(103,236)
- Depreciation	(2,697)	(2,782)	(2,542)	(11,700)
Management services payment to Turquoise Hill	7,512	5,327	7,191	24,054

Cash operating costs	191,798	236,551	218,928	962,626 [2]
Cash operating costs: $/lb of copper produced	1.51	1.87	2.96	2.16
Adjustments to cash operating costs[1]	32,041	35,439	23,760	98,054
Less: Gold and silver revenues	(220,701)	(161,049)	(235,920)	(805,162)

C1 costs ($‘000)	3,138	110,941	6,768	255,518

C1 costs: $/lb of copper produced	0.02	0.88	0.09	0.57

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,564	4,995	3,502	17,193
Asset retirement expense	1,491	1,428	1,943	5,280
Royalty expenses	22,703	25,014	21,880	120,795
Non-current stockpile and stores write-down (reversal)	13,477	36,033	16,381	103,236
Other expenses	353	(1,396)	588	2,607
Sustaining cash capital including deferred stripping	33,378	20,235	20,283	105,808

All-in sustaining costs ($‘000)	79,104	197,250	71,345	610,437

All-in sustaining costs: $/lb of copper produced	0.62	1.56	0.96	1.37

1. Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

2. Cash operating costs for 2015 include non-recurring charges of $59.9 million, following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million) and costs relating to underground remobilization and early works expensed ($23.3 million).

14.	CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining),

March 31, 2016	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

16.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the AIF of the Company for the year ended December 31, 2015, and other continuous disclosure documents filed by the Company since January 1, 2016 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

17.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of

March 31, 2016	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the timing and ability to satisfy all conditions precedent to the first drawdown under the Oyu Tolgoi Project Financing; the approval of the Statutory Feasibility Study by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected the 2014 Feasibility Study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development,

March 31, 2016	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of Oyu Tolgoi have been delayed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or

March 31, 2016	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

March 31, 2016	Page | 18